FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

July 22, 2004

Commission File Number: 001-10579

COMPANIA DE TELECOMUNICACIONES DE CHILE S.A.
(Exact name of registrant as specified in its charter)

TELECOMMUNICATIONS COMPANY OF CHILE

(Translation of registrant's name into English)

Avenida Providencia No. 111, Piso 22

Providencia, Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes        No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes        No X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Compañía de Telecomunicaciones de Chile, S.A.

TABLE OF CONTENTS

Item

  Press release dated July 21, 2004 announcing 2nd Quarter 2004 results.

Exhibit 99.1 Physical Statistics for 2Q 2004

Exhibit 99.2 Statements of Income for 2Q 2004

Exhibit 99.3 Balance Sheets for 2Q 2004

Exhibit 99.4 Cash Flows for 2Q 2004

Item 1.

News Release

FOR IMMEDIATE RELEASE

COMPAÑIA DE TELECOMUNICACIONES DE CHILE S.A.

ANNOUNCES RESULTS FOR THE SECOND QUARTER 2004 (2Q04)

Highlights:

  The Company recorded a profit of Ch$6,320 million (US$9.9 million) in 2Q04, compared to a profit of Ch$917 million (US$1.4 million) in 2Q03

  EBITDA amounted to Ch$85,814 million (US$134.9 million) in 2Q04, compared to Ch$93,773 million (US$147.4 million) in 2Q03

  EBITDA margin reached 42.6% in 2Q04, compared to 46.8% in 2Q03

(Santiago, Chile July 21, 2004) Compañía de Telecomunicaciones de Chile S.A. (NYSE: CTC) ("Telefónica CTC Chile" or the "Company") today announced its financial results, submitted to an internal financial review by independent auditors, stated in Chilean GAAP (in constant Chilean pesos as of June 30, 2004) for the second quarter of 2004. U.S. dollar equivalent information is based on the Observed Exchange Rate (as defined by the Chilean Central Bank) for June 30, 2004, which was Ch$636.30 = US$1.00. This information will be made publicly available through the Chilean Superintendencia de Valores y Seguros ("SVS") and the Securities and Exchange Commission of the United States of America (www.sec.gov), as well as at the Company's website, www.telefonicactcchile.cl.

CONSOLIDATED RESULTS FOR 2Q04ONSOLIDATED RESULTS FOR 2Q04

(Comparisons refer to 2Q03)

REVENUES

Telefónica CTC Chile's revenues increased by 0.5% in 2Q04 as compared to 2Q03, amounting to Ch$201,665 million (US$316.9 million). Regarding the evolution in the different business areas, fixed telephony and long distance revenues negatively impacted the consolidated revenues during 2Q04, with decreases of 5.7% and 9.4%, respectively, compared to 2Q03. These declines were partially offset by increases of 11.1% in mobile services, 1.3% in corporate communications and 9.3% in other businesses, which includes revenues from public telephones, interior installations and from the subsidiary Telemergencia (home security services).

OPERATING COSTS AND EXPENSES

Operating costs and expenses increased by 4.4% in 2Q04, to Ch$180,758 million (US$284.1 million), as compared to Ch$173,145 million (US$272.1 million) in 2Q03.

Salary expenses increased 1.5% in 2Q04 when compared to 2Q03, to Ch$14,282 million (US$22.4 million), mainly due to higher salaries in the mobile business.

Other operating costs and expenses increased by 13.9% in 2Q04 as compared to 2Q03, to Ch$57,263 million (US$90.0 million). This increase is attributable to growth in the mobile business and the associated increase in costs for equipment sales.

Administrative and selling expenses increased by 7.9% in 2Q04 as compared to 2Q03, to Ch$46,031 million (US$72.3 million), due to higher marketing costs associated with the growth which in turn have generated an increase in sales costs and advertising.

EBITDA

As a result of the above, EBITDA in 2Q04 fell by 8.5% to Ch$85,814 million (US$134.9 million), compared to Ch$93,773 million (US$147.4 million) recorded in 2Q03.

EBITDA margin in 2Q04 was 42.6%, compared to 46.8% recorded in 2Q03.

DEPRECIATION

As of 4Q03, depreciation of assets related to the sales and administration will be accounted for under "Administrative and selling expenses". Exhibits were adjusted accordingly in the four quarters of 2003.

Total depreciation in 2Q04 decreased by 2.2% to Ch$64,907 million (US$102.0 million), as compared to 2Q03.

OPERATING INCOME

OPERATING INCOME decreased by 23.8% to Ch$20,907 million (US$32.8 million) in 2Q04 when compared to Ch$27,421 million (US$43.1 million) recorded in 2Q03. The operating margin amounted to 10.4% in 2Q04 as compared to 13.7% in 2Q03.

NON-OPERATING INCOME

NON-OPERATING INCOME (LOSS): Telefónica CTC Chile recorded a lower non-operating loss, meaning a 68.6% decrease to Ch$5,959 million (US$9.4 million) in 2Q04, as compared to a non-operating loss of Ch$18,991 million (US$29.8 million) in 2Q03. This improvement is basically the result of:

  A decrease of 34.4% in financial interest expenses in 2Q04 with respect to 2Q03 as a result of a 2.4% reduction in average interest-bearing debt (US$1,421 million in 2T04) and a lower exchange rate for the Chilean peso vs. US dollar;

  A monetary correction gain of Ch$4,154 million (US$6.5 million) in 2Q04, compared to a monetary correction loss of Ch$2,435 million (US$3.8 million) registered in 2Q03, mainly explained by the positive CPI in 2Q04 and the gain for exchange rate gain resulting from the hedging of financial expenses;

  A 42.2% increase in other non-operating income due to the profit of Ch$6,397 million (US$10.1 million) obtained from the sale of Publiguías, and

  A 24.9% decrease in the amortization of goodwill as a result of the accounting of the amortization of Sonda's goodwill up to July 2003.

The above was partially offset by: (i) a 24.6% decrease in interest income due to lower local interest rates and a lower cash position resulting from the Company's reduction in interest-bearing debt, and (ii) a 74.4% increase in other non-operating expenses due to costs from the business restructuring incurred in 2Q04.

INCOME TAXES

INCOME TAXES: In 2Q04, Telefónica CTC Chile recorded a total income tax charge in the amount of Ch$8,658 million (US$13.6 million) as compared to the Ch$7,516 million (US$11.8 million) tax charge registered in 2Q03. This total income tax is composed of Ch$5,333 million (US$8.4 million) in current income tax and a Ch$3,324 million (US$5.2 million) charge for deferred taxes for the period as well as amortization of deferred taxes for previous periods.

NET RESULT

The Company recorded a net income of Ch$6,320 million (US$9.9 million) in 2Q04 as compared to a net income of Ch$917 million (US$1.4 million) recorded in 2Q03.

Net income per ADR in 2Q04 amounted to US$0.042, compared to a net income per ADR of US$0.005 recorded in 2Q03. Furthermore, net income per share in 2Q04 equaled Ch$6.6 as compared to the net income of Ch$1.0 in 2Q03.

CAPEX

Capital expenditures for Telefónica CTC Chile and its consolidated subsidiaries amounted to US$45 million in 2Q04 compared to US$61 million in 2Q03, given the higher capital expenditures devoted to deployment of the GSM network in 2003.

CASH FLOW

The consolidated free cash flow from operations in 2Q04 reached Ch$42,051 million (US$66.1 million) as compared to Ch$37,810 million (US$59.4 million) in 2Q03.

REVENUES BY BUSINESS UNIT

REVENUES BY BUSINESS UNIT

FIXED TELEPHONY

Higher contribution to consolidated revenues coming from access charges and interconnections due to the impact of the new Tariff Decree

Revenues from fixed telephony services include Primary Service, Access Charges and Interconnections and Directory Advertising. Fixed telephony revenues, which represented 43.6% of total operating revenues in 2Q04, decreased by 5.7% to Ch$88,010 million (US$138.3 million) as compared to 2Q03. Since May 2004, the Company has made the appropriate provisions regarding new tariffs imposed under the Tariff Decree No. 169. These tariffs, once they receive approval from the Chilean Controller, will become effective retroactively to May 6, 2004.

Primary service revenues, which include the fixed monthly charge, variable charge, connections and other installations, value-added services and equipment marketing, plus others (ADSL, IP flat fee, rural telephony, among others), decreased by 8.4% to Ch$80,263 million (US$126.1 million) in 2Q04 as compared to 2Q03. This decrease is mainly attributable to a 4.2% decrease in the fixed monthly charge and a 19.9% decrease in the variable charge due to: (i) a 7.2% decrease in average lines in service in 2Q04 vs. 2Q03, as result of higher disconnections in 2003 from tighter control of non-payment; (ii) the provisioning for the effects from applying the new Tariff Decree, and (iii) a 10.2% decrease in total local traffic for 2Q04 compared to 2Q03. However, the above was partially offset by a 75.0% increase in other fixed telephony revenues primarily due to the growth in new services over fixed line, such as ADSL (a 95.4% growth in lines in service in 2Q04 vs. 2Q03) and flat fee plans.

Access charges and interconnections include revenues from access charges generated by LD carriers, as well as those paid by other telecommunications operators that use Telefónica CTC Chile's network. They also include other interconnection services apart from access charges, such as interconnection of networks and information services to carriers, among others. These revenues increased by 38.7% in 2Q04 to Ch$7,428 million (US$11.7 million) as compared to 2Q03. This increase was mainly due to 80.7% increase in other interconnection services due to the effect of the new Tariff Decree No. 169 since May 2004 and the regularization of revenues from other fixed telephony operators.

Revenues from directory advertising, generated by the Company's contract with Publiguías, decreased by 11.1% in 2Q04 to Ch$319 million (US$0.5 million) as compared to 2Q03.

LONG DISTANCE

DLD and ILD market shares increase to 44.2% and 32.0%, respectively

Long distance revenues include revenues from domestic and international long distance traffic carried by 188 Telefónica Mundo and Globus 120, as well as revenues from the rental of the long distance network to other telecom operators. Total long distance revenues, which accounted for 7.3% of consolidated operating revenues in 2Q04, decreased by 9.4% as compared to 2Q03, to Ch$14,760 million (US$23.2 million). This decrease in revenues was mainly due to: (i) lower revenues from domestic long distance services ("DLD") due to the 13.4% decrease in the average price for this service, although DLD traffic carried by 188 Telefónica Mundo and Globus 120 grew 7.4% in 2Q04 as compared to 2Q03, and (ii) lower revenues from international long distance services ("ILD") due to a reduction of 11.0% in the outgoing ILD average price in 2Q04 vs. 2Q03, although outgoing ILD average traffic increased 7.0% in 2Q04 compared to 2Q03, and (iii) lower revenues from the rental of the long distance network to other telecom operators due to lower prices and lower industry traffic in general.

MOBILE COMMUNICATIONS

A 32.1% increase in the average subscriber base, where higher traffic offset the tariff decrease

Mobile communications revenues include revenues from outgoing cellular traffic and interconnection revenues from Calling Party Pays (incoming traffic to the mobile network), as well as revenues from mobile equipment sales. Total revenues from mobile communications, which accounted for 31.5% of total operating revenues in 2Q04, amounted to Ch$63,577 million (US$99.9 million), representing an increase of 11.1% when compared to 2Q03. This increase is mainly the result of a 32.1% increase in average cellular subscribers which fuelled an increase in sales of prepaid equipments in relation to contract equipments. This was partially offset by a decrease in the average monthly revenue per user ("ARPU"), due to the application of new CPP tariffs as of February 12, 2004 and an increase in the proportion of prepaid customers in Telefónica Móvil's subscriber base. Prepaid customers represented 83.8% of total cellular subscribers as of June 30, 2004, as compared to 77.2% on the same date of the previous year. As of June 30, 2004, Telefónica Móvil had 2,738,580 customers, of which, 923,071 are GSM customers.

CORPORATE CUSTOMER COMMUNICATIONS

Continued increase in revenues from connectivity services through the IP network

Corporate customer communications include revenues from (i) telecommunications equipment sales, which refers to voice equipment (fax, PABX, etc.); (ii) complementary telephone services, such as 600, 700, 800 numbers and digital communications; (iii) data services, including ATM, Frame Relay, data equipment and services related to the IP network, and (iv) dedicated links and others, including videoconference, Datared, E1 Links and VSAT, "ISP Empresas" revenues, services such as housing and hosting and consulting services to corporate customers.

Revenues from corporate customer communications increased by 1.3% to Ch$20,013 million (US$31.5 million) in 2Q04 as compared to 2Q03. The 9.9% contribution to consolidated operating revenues, remained stable vs. 2Q03. The increase in revenues was mainly due to: (i) a 15.0% increase in data services revenues in 2Q04 as compared to 2Q03 from increased connectivity services through the IP network, and (ii) a 13.6% increase in complementary services to corporate customers. This was partially offset by: (i) an 18.9% reduction in revenues from telecommunications equipment sales due to higher competition and lower sales of PABX equipment, and (ii) a 8.2% decrease in dedicated links and others, due to a 2.6% decrease in revenues from Datared services in favor of more advanced technologies, such as Frame Relay and ATM. In fact, ATM links increased by 2.2% while data links through the IP network grew by 57.5%. Moreover, the average number of customers for switched IP network decreased by 21.9% in 2Q04 as compared to 2Q03.

OTHER BUSINESSES

These revenues include public telephones, as well as revenues from interior installations and equipment marketing by the subsidiary CTC Equipos, among others. These revenues which represented 7.6% of total operating revenues in 2Q04, grew 9.3% to Ch$15,305 million (US$24.1 million) in 2Q04 vs. 2Q03.

Public telephone revenues increased by 7.7% in 2Q04 to Ch$2,730 million (US$4.3 million) as compared to 2Q03.

Interior installations and equipment marketing revenues increased by 4.2% in 2Q04 to Ch$7,779 million (US$12.2 million) compared to 2Q03.

Other businesses revenues, that include revenues from other subsidiaries such as Telemergencia and t-gestiona, among others, reached Ch$4,796 million (US$7.5 million) in 2Q04, with a 20.1% increase compared to 2Q03, mainly due to security services, connection services to Internet and from Telepeajes.

BUSINESS UNIT PERFORMANCE FOR 2Q04

BUBUSDBUSINESS UNIT PERFORMANCE FOR 2Q04

Contribution to

EBITDA EBITDA Margin Net Result

(Ch$ mn) (Ch$mn)

Consolidated 85,814 42.6% 6,320

Individual by Business Unit

Fixed telephony 47,707 45.7% 1,457

Long distance 8,572 40.5% 4,476

Mobile 14,484 22.1% -5,051

Corp. Communications (incl. Data) 8,094 33.9% 4,090

COMPANY NEWS

SALE OF STAKE IN PUBLIGUIAS

On April 26, 2004, Telefónica CTC Chile sold its 9% stake in Sociedad Impresora y Comercial Publiguías to Telefónica Publicidad e Información S.A. (TPI). The sale price of US$14.8 million (equivalent to Ch$9,013 million) resulted in a net profit of Ch$4,940 million during the quarter.

SUBTEL ISSUES NEW TARIFF DECREE No. 169 WHICH REGULATES FIXED TELEPHONY TARIFFS FOR TELEFONICA CTC CHILE FOR THE PERIOD 2004-2009

On May 4, 2004, the Company was informed of the Subtel's issuance of Tariff Decree No. 169 in relation to the maximum tariffs for regulated fixed telephony services applicable to the Company's clients.

Since appeals were filed by Telefónica CTC Chile, among other, the Tariff Decree is not yet in effect. Once it is published in the Official Gazette, tariffs will be applied to clients retroactively to May 6, 2004.

The comparison of the new tariffs with respect to the tariffs existing prior to May 2004 (Tariff Decree No. 187), is the following:

In Ch$ of December 2002 (excluding VAT)	Average Tariffs* T.D. 187	Average Tariffs* T.D. 169	Var. %
Fixed charge	6,348	6,808	+7.2%
LMS	13.61	10.94	-19.7%
Local Tranche mobile and rural	6.03	8.82	+46.4%
Local Tranche Complem. Serv. (Internet) /10X	4.17	5.27	+26.3%
Prepaid	-	148.8	-
Access charge	3.16	4.50	+42.3%

* Based on traffics for the year 2003

In addition to the new tariffs, to which a prepaid tariff was incorporated, 7 tariff areas were defined along with 3 time slots.

The Company estimates that if the new local telephone tariffs defined by Tariff Decree No. 169 were applied and considering the resulting redistribution of traffic toward lower tariff levels, regulated local telephony revenues would decrease approximately 3% over a twelve month period.

ISSUANCE OF COMERCIAL PAPER AGAINST THE LINE APPROVED IN JANUARY 2003

On May 12, 2004, the Company issued Commercial Paper for Ch$35,000 million. The issuance was drawn against the line approved on January 27, 2003, and is made up of two series, series C, with maturity in 328 days, and series D, with maturity in 358 days. The average monthly nominal rate of the issuance was 0.227% (TAB 360 days + 0.085%).

Additionally, on May 12, 2004, the Company also took out its second Commercial Paper Line for an amount of Ch $35,000 million.

CHANGES TO THE COMPANY'S ORGANIZATIONAL STRUCTURE

During 2Q04, the Company's Board of Directors defined a new structure for the business designed to ensure a customer focus and improve client service as a way to strengthen the Company's business units. This restructuring resulted in a reduction of approximately 49 Company executives.

This new structure segments clients into the following areas:

(i) Households

(ii) Small and Medium Businesses

(iii) Corporate Communications

(iv) Wholesalers

TELEFONICA CTC CHILE SHAREHOLDERS APROVED THE SALE OF TELEFONICA MOVIL DE CHILE S.A.

At the Extraordinary Shareholders' Meeting held on July 15, 2004, shareholders approved the sale of Telefónica Móvil de Chile S.A. to Telefónica Móviles S.A. (TEM) with 69.1% of votes in favor of the transaction.

After being examined and approved by the Company's Directors' Committee, the Board of Directors approved to recommended to shareholders the approval of the offer made by TEM (Telefonica S.A. holds a 92.44% controlling interest in TEM) to acquire 100% of the Company's subsidiary, Telefónica Móvil de Chile S.A.

The sale price of US$1,250 million includes US$1,007 million for 100% of the shares, with the buyer bearing taxes generated by the transaction for an amount of up to US$51 million, plus all amounts owed by Telefónica Móvil de Chile S.A. to Telefónica CTC Chile. As of March 31, 2004, this inter-company debt totaled US$243 million. The sale price will be adjusted to reflect the increase in said debt at the closing date of the transaction. The closing of the transaction will require the acceptance by the buyer of the matters approved at the Meeting.

Additionally, shareholders approved the payment of a gross dividend of US$0.626856 per share to be charged against retained earnings. Similarly, the Board of Directors approved the distribution of an interim dividend of US$0.208952 per share, to be charged against net income for the year 2004. The total amount of approximately US$800 million for the aforementioned dividends will be paid in Chilean pesos on August 31, 2004.

Finally, shareholders also approved the modification of the Company's Investment and Financing Strategy to eliminate any reference to the assets of Telefónica Móvil de Chile S.A..

The dividend payment and modification of the Investment and Financing Strategy are subject to the closing of the transaction.

MODIFICATIONS APPROVED AT THE LOCAL BONDHOLDERS MEETING

As part of the sale transaction of Telefónica Móvil de Chile S.A., Telefónica CTC Chile reached an agreement with its local bondholders to exclude the transaction as a violation of the following obligations:

For the syndicated and bilateral loans totaling US$647 million, which had restricted the sale of more than 5% of consolidated assets, waivers were obtained from 28 local and international banks.

For the local bonds Series F, for a total amount of US$23 million, the contract was modified to allow the sale of Telefónica Móvil de Chile S.A.. An 84.5% of outstanding bonds approved the modification.

CHANGES TO THE BOARD OF DIRECTORS OF TELEFONICA CTC CHILE

On July 20, 2004, Telefónica CTC Chile's Board of Directors approved several changes to the Board:

Series A Directors Alternate Series A Directors

Bruno Philippi Antonio Viana Baptista

Narcis Serra I Serra José María Alvarez Pallete

Andrés Concha Juan Carlos Ros

Fernando Bustamante Juan Claro

Felipe Montt Alvaro Clarke

Hernán Cheyre Carlos Díaz

Series B Director Alternate Series B Director

Luis Cid Alfonso Ferrari

It is important to mention the incorporation of Mr. Narcís Serra as a new Series A Director and Deputy Chairman of the Company's Board. Mr. Serra is Ph.D. in Economics by the Universidad Autonoma of Barcelona and Honory Fellow from the London School of Economics, as well as having held important politic positions in Spain between 1979 and 1995.

WE INVITE YOU TO VISIT TELEFONICA CTC CHILE'S INVESTOR RELATIONS WEBSITE AT: www.telefonicactcchile.cl (Investor Relations)

For more information contact:

Sofía Chellew - Verónica Gaete

María José Rodríguez - Florencia Acosta Kevin Kirkeby

TELEFONICA CTC CHILE THE GLOBAL CONSULTING GROUP

Tel.: 562-691-3867 646-284-9416

Fax: 562-691-2392

E-mail: E-mail:

schelle@ctc.cl, vgaete@ctc.cl kkirkeby@hfgcg.com

mjrodri@ctc.cl, macosta@ctc.cl

Compañía de Telecomunicaciones de Chile S.A., the first South American company to list shares on the New York Stock Exchange, is the largest telecommunications enterprise in Chile, providing local service, as well as domestic and international long distance services throughout the country. Additionally, the Company provides equipment marketing, data transmission, value-added services and information systems services and operates a nationwide cellular network

This news release contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1996, including but not limited to Compañía de Telecomunicaciones de Chile S.A.'s expectations for its performance for the quarter. Forward looking statements may also be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future", or similar expressions. The forward-looking statements included in this news release are based on current expectations, but actual results may differ materially from anticipated future results due to various factors many of which are beyond the control of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries. Certain factors which could cause the actual results of Compañía de Telecomunicaciones de Chile S.A. and its subsidiaries to differ materially from the expected results include, among others, changes in Chile's regulatory framework, impact of increased competition and other factors beyond Compañía de Telecomunicaciones de Chile S.A.'s control

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2004

COMPAÑÍA DE TELECOMUNICACIONES DE CHILE S.A.

By: /s/ Julio Covarrubias F.

Name: Julio Covarrubias F.

Title: Chief Financial Officer